FORM SUPPL

333-14258



**Supplement to Prospectus Dated January 14, 2002**



Dated: March 1, 2002

# STATE OF ISRAEL
## EIGHTH INFRASTRUCTURE AND ABSORPTION ISSUE
## ZERO COUPON DOLLAR SAVINGS BONDS

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The purchase price of each State of Israel Eighth Infrastructure and Absorption Issue Zero Coupon Dollar Savings Bond due to mature ten years from Issue Date, during the **Sales Period** commencing **March 1, 2002** and terminating on **March 31, 2002 is $3,166** representing an effective yield to maturity of **6.60%.**

To ensure purchase of a Bond at such price, the purchase price and all supporting documentation **must be received by** Development Corporation for Israel by **March 20, 2002.**

Effective February 5, 2002, the purchase price and effective yield to maturity of the bonds will be determined two business days before the first day of the month of issue.